EXHIBIT 99.1
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                       CANADIAN NATURAL RESOURCES LIMITED
              NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 8, 2003

         NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Shareholders of Canadian Natural Resources Limited (the "Corporation") will be held at the Metropolitan Centre, 333 - 4th Avenue S.W., in the City of Calgary, in the Province of Alberta, Canada, on May 8, 2003, at 3:00 o'clock in the afternoon (MDT) for the following purposes:

         1. To receive the Annual Report of the Directors to the Shareholders, the Consolidated Financial Statements, and the report of the Auditors, for the fiscal year ending December 31, 2002;

         2.       To elect Directors for the ensuing year;

         3. To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

         4. To consider, and if deemed advisable, to pass a resolution approving an increase in the number of Common Shares issuable pursuant to the exercise of options granted by the Corporation in accordance with the Amended Compiled and Restated Stock Option Plan of the Corporation; and

         5. To transact such other business as may properly be brought before the Meeting or any adjournments thereof.

         ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 28, 2003 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF HIS SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE SHARES ESTABLISHES THAT HE OWNS SUCH SHARES AND DEMANDS NOT LATER THAN 10 DAYS BEFORE THE MEETING THAT HIS NAME BE INCLUDED ON THE SHAREHOLDERS' LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT BE PRESENT IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED. AS REQUIRED BY THE BY-LAWS OF THE CORPORATION, YOUR PROXY FORM, DULY COMPLETED, MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5J 2Y1 AT LEAST 24 HOURS BEFORE THE MEETING TO BE HELD ON MAY 8, 2003.

         The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular of the Corporation, which accompanies this Notice. Copies of the Annual Report of the Directors and Consolidated Financial Statements referred to herein are also enclosed.

         DATED at Calgary, Alberta, this 28th day of March 2003.


                                BY ORDER OF THE BOARD OF DIRECTORS



                                /s/ Bruce E. McGrath
                                Bruce E. McGrath
                                Corporate Secretary